DYNAMOTIVE ENERGY SYSTEMS CORPORATION

Unaudited Interim Consolidated Financial Statements

For the nine months ended September 30, 2008

(In U.S. Dollars)

NOTICE TO READER

The financial statements of Dynamotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at September 30, 2008 and the interim consolidated statements of loss, changes in shareholders’ equity and cash flows for the nine months period then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

Contents

Consolidated Financial Statements

Consolidated Balance Sheets

2

Consolidated Statements of Loss

3

Consolidated Statements of Changes in Shareholders’ Equity

4

Consolidated Statements of Cash Flows

5

Notes to Consolidated Financial Statements

6 - 16

Dynamotive Energy Systems Corporation

Unaudited Consolidated Balance Sheets

(expressed in U.S. dollars)

	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	35,870	1,796,822
Receivables	92,095	151,233
Government grants receivable	772,650	828,795
Prepaid expenses and deposits	427,480	503,268
Total current assets	1,328,095	3,280,118
Property, plant and equipment	53,569,475	53,754,874
Patents	230,218	269,568
Long-term loan receivable [Note 4]	—	346,666
Long-term investments [Note 5]	597,008	286,410
Long-term deferred assets [Note 6]	930,401	998,008
TOTAL ASSETS	56,655,197	58,935,644

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [Note 7]	8,682,013	6,268,664
Short-term debt [Note 8]	1,725,514	—
Current portion of long-term debt [Note 6]	35,900	35,900
Total current liabilities	10,443,427	6,304,564
Long-term debt [Note 6]	272,242	299,167
Asset retirement obligation liability [Note 9]	256,262	246,939
Deferred revenue [Note 10]	750,000	920,000
Total liabilities	11,721,931	7,770,670

Shareholders’ equity
Share capital [Note 11b]	111,258,253	109,133,395
Shares to be issued [Note 11c]	1,617,660	1,265,070
Contributed surplus	24,387,434	22,663,941
Accumulated other comprehensive income	2,101,125	5,422,751
Deficit	(94,431,206)	(87,320,183)
Total shareholders’ equity	44,933,266	51,164,974
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,655,197	58,935,644

            The accompanying notes are an integral part of these financial statements

Approved by:

“R. Andrew Kingston”

  President & CEO

 “Richard C. H. Lin”      Chairman

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements of Loss

(expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
REVENUES
License revenue [Note 10]	—	—	500,000	—
		—	500,000	—

EXPENSES
Marketing and business development	77,453	360,898	587,248	1,055,650
Research and development	483,682	232,914	1,031,826	1,743,080
General and administrative expenses	1,863,275	2,550,162	6,525,717	7,220,857
Depreciation and amortization	36,527	34,930	111,948	99,509
Interest expense	60,699	10,763	126,940	13,422
Exchange (gain) loss	116,714	(367,208)	229,932	(329,526)
	2,638,350	2,822,459	8,613,611	9,802,992
Loss from operations	(2,638,350)	(2,822,459)	(8,113,611)	(9,802,992)

Interest and other income	—	8,301	5,668	123,651
Loss on settlement of accounts payable	—	(107,949)	—	(107,949)
Loss on purchase of interest in subsidiary	—	(229,614)	—	(229,614)
Loss on return of equipment deposit	(131,090)	—	(131,090)	—
Gain on reduction in bonus and vacation accrual	—	—	1,137,983	—
Capital taxes	—	(722)	(9,973)	(722)
Loss before non-controlling interest	(2,769,440)	(3,152,443)	(7,111,023)	(10,017,626)

Non-controlling interest	—	(27,224)	—	96,627
Net loss for the period	(2,769,440)	(3,179,667)	(7,111,023)	(9,920,999)

Other comprehensive income/(loss)
Foreign currency translation adjustment	(1,828,371)	2,664,433	(3,321,626)	5,871,255
Comprehensive loss	(4,597,811)	(515,234)	(10,432,649)	(4,049,744)

Weighted average number of common shares outstanding	213,509,053	189,679,200	210,987,668	184,264,305

Basic and diluted loss per common share	0.01	0.02	0.03	0.05

The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statement Of Changes

In Shareholders’ Equity

(expressed in U.S. dollars)

				Accumulated
		Shares		Other
	Share	To be	Contributed	Comprehensive
	Capital	Issued	Surplus	Income	Deficit	Total
	$	$	$	$	$	$
Balance, January 1, 2007 (audited)	85,127,873	1,741,339	16,800,527	(789,471)	(73,099,779)	29,780,489
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs	11,557,657	—	—	—	—	11,557,657
Pursuant to exercise of stock options	672,483	—	—	—	—	672,483
Pursuant to exercise of warrants	7,111,610	—	—	—	—	7,111,610
Issued for settlement of fees payable	1,565,152	—	—	—	—	1,565,152
Issued for services	1,058,620	—	—	—	—	1,058,620
Issued on purchase of interest in subsidiary	2,040,000	—	—	—	—	2,040,000
Net change in shares to be issued	—	(476,269)	—	—	—	(476,269)
Warrant compensation for private placement	—	—	2,744,520	—	—	2,744,520
Stock-based compensation expense	—	—	3,118,894	—	—	3,118,894
Net loss	—	—	—	—	(14,220,404)	(14,220,404)
Foreign currency translation adjustment	—	—	—	6,212,222	—	6,212,222
Balance, January 1, 2008 (audited)	109,133,395	1,265,070	22,663,941	5,422,751	(87,320,183)	51,164,974
Issued for cash and proceeds received in prior year
Pursuant to private placement, net of issuance costs	2,289,913	—	—	—	—	2,289,913
Pursuant to exercise of stock options	40,000	—	—	—	—	40,000
Pursuant to exercise of warrants	127,339	—	—	—	—	127,339
Issued for services	212,369	—	—	—	—	212,369
Shares to be released	—	—	—	—	—	—
Net change in shares to be issued	—	352,590	—	—	—	352,590
Adjust share capital, re-pricing of warrants	(544,763)	—	544,763	—	—	—
Warrant compensation for private placement	—	—	125,344	—	—	125,344
Stock-based compensation expense	—	—	1,053,386	—	—	1,053,386
Net loss	—	—	—	—	(7,111,023)	(7,111,023)
Foreign currency translation adjustment	—	—	—	(3,321,626)	—	(3,321,626)
Balance, September 30, 2008 (unaudited)	111,258,253	1,617,660	24,387,434	2,101,125	(94,431,206)	44,933,266

The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements of Cashflow

(expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

	$	$	$	$
OPERATING ACTIVITIES
Loss for the period	(2,769,440)	(3,179,667)	(7,111,023)	(9,920,999)
Add items not involving cash:		—
Depreciation and amortization	36,527	34,930	111,948	99,509
Recognition of deferred revenue	—	—	(500,000)	—
Interest-accretion on ARO liability	8,835	—	27,110	—
Stock based compensation	373,191	1,084,116	1,657,660	2,630,661
Loss on settlement of accounts payable	—	107,949	—	107,949
Loss on purchase of interest in subsidiary	—	229,614	—	229,614
Loss on return of equipment deposit	131,090	—	131,090	—
Non-controlling interest	—	27,224	—	(96,627)
Translation (gain) loss	116,714	(367,208)	229,932	(329,526)
Net change in non-cash working capital balances related to operations [Note 13]	643,872	(256,610)	2,962,244	2,000,345
Cash used in operating activities	(1,459,211)	(2,319,652)	(2,491,039)	(5,279,074)

FINANCING ACTIVITIES
Increase (decrease) in long-term loan	—	(8,975)	—	344,042
Increase in short- term loan	511,651	—	1,725,514	—
Contribution received from joint venture	—	—	—	500,000
Decrease in government grants receivable	—	—	—	407,430
Repayment of loan	(8,975)	—	(26,925)	—
Share capital issued	908,839	2,044,942	2,537,339	11,140,413
Shares to be issued	100,000	866,281	100,000	868,786
Cash provided by financing activities	1,511,515	2,902,248	4,335,928	13,260,671

INVESTING ACTIVITIES
Decrease in long-term loan receivable	520,000	—	346,666	—
Increase in long term deferred assets	—	—	—	(859,000)
Purchase of capital assets (net of government grants)	(524,616)	(2,368,008)	(3,897,344)	(16,886,920)
Cash used in investing activities	(4,616)	(2,368,008)	(3,550,678)	(17,745,920)

Increase (decrease) in cash and cash equivalents from operations	47,688	(1,785,412)	(1,705,789)	(9,764,323)
Effects of foreign exchange rate changes on cash	(23,837)	296,315	(55,163)	428,253
Increase (decrease) in cash and cash equivalents during the period	23,851	(1,489,097)	(1,760,952)	(9,336,070)
Cash and cash equivalents, beginning of period	12,019	1,499,561	1,796,822	9,346,534
Cash and cash equivalents, end of period	35,870	10,464	35,870	10,464

The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2008 and 2007

(in U.S. dollars)

1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.  The executive office of the Company is Suite 230 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

Dynamotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a  biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural weather fluctuations.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A.; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina; First Resources Corporation, incorporated under the laws of British Columbia, Canada; Dynamotive Biomass Resource Corporation, incorporated under the laws of British Columbia, Canada. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada.  Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2008 and 2007

(in U.S. dollars)

2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at September 30, 2008 and the unaudited interim statements of loss and statement of changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2008 and 2007, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2007. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods.  The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the nine months ended September 30, 2008 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2007, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the nine months. Gains and losses resulting from this process are recorded in shareholders’ deficit as an adjustment to the cumulative translation adjustment account.

3. CHANGES IN ACCOUNTING POLICIES

(a) Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes standards for changes in accounting policies, estimates, or errors. As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. In addition, changes in accounting policies must be applied retrospectively (unless doing so is impractical or is specified otherwise by a new standard), changes in estimates are to be recorded prospectively, and prior period errors are to be corrected retrospectively. There were no changes in policies or estimates during the period, except for those new standards adopted and noted below.

(b) Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statement of changes in shareholders equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2008 and 2007

(in U.S. dollars)

3. CHANGES IN ACCOUNTING POLICIES (CONT’D)

 (c) Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

(i) Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, long-term loan receivable accounts payable and accrued liabilities, and short-term debt. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Interest income and expense are both recorded in income and expenditure respectively.

The fair values of cash and cash equivalents, receivables, accounts payable, accrued liabilities and short-term debt approximate carrying value because of the short term nature of these instruments. The fair value for the long-term loan receivable represents the balance outstanding as the full repayment received in July 2008 (see note 3). There are no differences between the carrying values and the fair values of any financial assets or liabilities.

(ii) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk:

The Company is primarily exposed to credit risk on trade receivables. Credit risk exposure is limited.

Liquidity Risk:

The Company has no operating income and relies on equity fund-raising to support its commercialization projects. Management prepares budgets and ensures funds are available prior to commencement of any such projects.

Market Risk:

The significant market risk exposures to which the Company is exposed are foreign exchange risk and interest rate risk, and commodity price risk.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2008 and 2007

(in U.S. dollars)

3. CHANGES IN ACCOUNTING POLICIES (CONT’D)

Foreign Currency Risk - The Company’s operations primarily in Canada with some activities in the USA, Argentina and the United Kingdom, and makes it subject to foreign currency fluctuations. The Company’s operating expenses are incurred in Canadian dollars, United States dollars (“US dollars”), Argentine pesos and British Pounds, and the fluctuation of the Canadian dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - The Company has minimal debt and virtually no floating rate debt and so exposure to interest rate risk is minimal at this time.

Commodity Price Risk – The Company’s BioOil and Char outputs may be sold at various prices, some of which may be at prices directly or indirectly tied to fossil fuel commodity prices such as heating oil #2, natural gas, diesel oil and others. To date the Company’s sales have been on fixed price contracts and so currently has little or no exposure to commodity price risk.

4. LOAN RECEIVABLE

On November 14, 2007, the Company and Biomass Worldwide Limited (“Biomass”) and Anthony Pius Noll (“Guarantor”) entered into a negotiation commitment and loan agreement where the Company will loan Biomass up to $720,000 in five tranches (to be completed by April 12, 2008) on the understanding that if the parties are able to reach a definitive agreement in respect of an equity investment by the Company in Biomass, all the loan will be converted into not less than 30% of the equity of Biomass. If the Company was unable to agree upon an equity conversion with Biomass, 72% of the loan would be repaid together with interest at 6% p.a. compounded semi-annually. The other 28% of the loan (plus interest at 6% p.a. compounded semi-annually) would, at the election of Biomass, be either (i) converted into equity of Biomass at “fair value” or (ii) converted into a 3% royalty on gross sales of any products or services of Biomass or the Guarantor which use or incorporate Biomass’ or the Guarantor’s intellectual property until the amount was repaid with interest. The due date for repayment of the loan was on demand any time on or after March 7, 2008.  The loan was secured by a pledge of all of the assets of Biomass and by an unconditional guarantee of the Guarantor. A total of $520,000 was advanced to Biomass under the loan and in July 2008, the loan of $520,000 was repaid in full to the Company.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2008 and 2007

(in U.S. dollars)

5. LONG TERM INVESTMENTS

a.

In April, 2006, the Company entered into a convertible loan agreement whereby it loaned $250,000 to Rika Ukraina Ltd to fund its wholly owned subsidiary’s (Rika Biofuels Ltd.) biomass development activities. In December, 2006, an additional $80,000 was loaned under the same terms. The loan is unsecured and bears interest at 6% per annum.  The principal and interest was originally due no later than July 15, 2006 however, the repayment was extended to May, 2007.  Under the terms of the agreement, the Company has the option to convert the principal and any accrued interest into a 50% ownership interest in Rika Biofuels Ltd. at any time the loan is outstanding and it is the Company’s intention to convert the loan.  For the period ended September 30, 2008, the entire long-term advance of $330,000 (2007 - $330,000) remains outstanding.

b.

As at September 30, 2008, Dynamotive holds 3,874,139 (2007 – 3,874,139) common shares of Renewable Energy Corp (“ROC”) incorporated in Victoria, Australia, a subsidiary of Enecon Pyrolysis Pty Limited. It represents approximately an 8.0% (2007 – 8.0%) interest in the entity.

6. LONG TERM DEFERRED ASSET

In April 2007, the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood chips to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge.  In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie.  The asset will be amortized evenly over the life of the wood supply contract.

To facilitate the purchase of the boiler system, the Company borrowed $359,000 from Erie.  This amount is being repaid to Erie in equal monthly payments plus 8% interest over a 10-year period.  The first payment was made in May 2007.  As at September 30, 2008, the Company owed Erie $308,142.

Long-term debt repayment schedule:

$
2008 – 2009 (Current)	35,900
2009 – 2010	35,900
2010 – 2011	35,900
2011 – 2012	35,900
2012 – 2013	35,900
Thereafter	128,642
308,142

7. GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited (“BBL”) a company 75% owned by Dynamotive, entered into a credit facility with Bank of Scotland for a maximum of $356,040 (£200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank’s base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations. As BBL remains in liquidation at September 30, 2008, there has been no change in status regarding the settlement of the credit facility.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2008 and 2007

(in U.S. dollars)

8. SHORT TERM DEBT

During the first nine months of 2008, the Company entered into loan agreements with directors, officers and shareholders for $1,725,514 (2007 - $nil). The loans are due on demand and bear interest at 8% per annum for the amount of $962,234 and at 23% per annum, the borrowing cost of the lender, for the amount of $763,280. Effective October 1, 2008, all of these funds bear interest at 8%.

On October 31, 2008 a portion of the short term debt was transferred into a convertible debenture. (see note 15)

9. ASSET RETIREMENT OBLIGATION

The Company expects that at the end of the life of its production plants, there will be residual obligations to remediate the sites and remove equipment. Although the timing and amount of the future obligations are uncertain, the Company has estimated the present value of these future obligations arising from its activities to September 30, 2008 to be $256,262 (2007 - $nil), being $128,131 for West Lorne and $128,131 for Guelph. The present value of the future obligations assumes a discount rate of 15%, an inflation rate of 2% and the commencement of reclamation activities in 15 years. The Company commenced accretion of these obligations at January 1, 2008.

10. DEFERRED REVENUE

In 2006, the Company received a total of $950,000 in non-refundable payments from three unrelated companies as licensing fees.  $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial Plant License.

In the first quarter of 2008, the Company recognized Rika Ltd. master license fee of $500,000 at the end of the agreement term, and this amount has been removed from the deferred revenue balance.

In 2007, deferred revenue was net of $330,000 advanced to entities controlled by Rika Ltd. With recognition of the Rika payments as revenue in the first quarter of 2008, these amounts advanced to Rika are now classified as a long-term investment (note 4).

In 2007, the Company received common shares of ROC with a fair value of $300,000 as compensation for engineering services performed.  The Company subsequently transferred common shares of ROC with a fair value of $150,000 to a sub-contractor as partial settlement for services provided to ROC by the sub-contractor on behalf of the Company. These amounts are included in deferred revenue.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2008 and 2007

(in U.S. dollars)

11. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value each having attached special rights and restrictions. No preferred shares were issued and outstanding at September 30, 2008.

[b] Issued and outstanding share capital

	September 30, 2008	December 31, 2007
	$	$

Issued and outstanding
Common Shares 214,452,102 [December 31, 2007 –207,749,673]	111,258,253	109,133,395

Common Share Issuance Summary for the Period	$	Number of Shares

Share Capital, December 31, 2007	109,133,395	207,749,673
Private placement issued for cash, net of finder’s fee	2,289,913	5,814,446
Share issued from exercised of option for cash	40,000	165,000
Share issued from exercised of warrants for cash	127,339	559,203
Share issued for commercial services	212,369	163,780
Adjustment to Share Capital on re-pricing of warrants	(544,763)	—

Share Capital, September 30, 2008
Common shares without par value	111,258,253	214,452,102

In June 2008 the Company entered into subscription agreements under a private placement including warrants to be issued with an exercise price of $0.35. Due to existing agreements, this resulted in a re-pricing of the 4,998,372 Series V Warrants from an exercise price of $1.06 to an exercise price of $0.35. This re-pricing has been recorded as an increase in Contributed Surplus of $544,763 and decrease in Share Capital of $544,763.

 [c]   Shares to be issued

At September 30, 2008, the Company has 2,032,260 common shares to be issued which are comprised of:

(i) 1,159,056 common shares which are to be issued to senior management, directors and non-employees for services rendered under compensation arrangements with a fair value of $817,130;

(ii) 838,204 common shares which are to be issued to directors and officers as bonuses for the previous years with a fair value of $700,530; and

(ii) 35,000 common shares relating to a private placement commenced during the second quarter of 2008 to raise funding of up to $3 million, nil common shares are related to exercise of warrants and nil common shares are related to exercise of options. At September 30, 2008, the Company has received $100,000 in cash for these shares to be issued.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2008 and 2007

(in U.S. dollars)

11. SHARE CAPITAL (CONT’D)

 [d] Stock options

At September 30, 2008, the following vested and unvested stock options to Directors, employees and others were outstanding:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at Sept 30, 2008	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Outstanding at Sept 30, 2008	Weighted-Average Exercise Price

$0.20 - $0.23	4,595,617	4.65 years	$0.22	4,595,617	$0.22
$0.33 - $0.48	9,366,500	4.59 years	$0.46	9,041,500	$0.46
$0.50 - $0.88	5,955,000	3.44 years	$0.61	2,255,000	$0.52
$1.00 - $1.31	5,819,500	2.41 years	$1.21	4,299,500	$1.21
$1.50 - $1.60	787,500	0.92 years	$1.59	787,500	$1.59
	26,524,117			20,979,117

From time to time, the Company has provided incentives in the form of share purchase options to the Company’s directors, officers, employees and others. The Company has reserved 32,167,815 (15%) of common shares for issuance upon the exercise of stock options of which at September 30, 2008, 5,643,698 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. Common Shares Issuable	Weighted Average Exercise Price
Balance, December 31, 2007	26,519,367	0.65
Options granted	1,361,500	0.91
Options forfeited or expired	(1,191,750)	0.96
Options exercised	(165,000)	0.24
Balance, September 30, 2008	26,524,117	0.65

The weighted-average fair value of options issued during the first nine months of 2008 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $nil, $nil, and $0.77 respectively.

Compensation expense recognized for options issued during the first nine months of 2008 or prior periods was $1,112,550. Included in the options issued in 2008 to non-employees for services rendered recorded at a fair value (recovery) of ($530).  The fair value of stock options issued for the first nine months is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 3.47%; dividend yields of 0%; volatility factors of the expected market price of the Company’s common stock of 65.0%; and weighted average expected life of the option of 3.9 years.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2008 and 2007

(in U.S. dollars)

11. SHARE CAPITAL (CONT’D)

Expected volatilities are based on historical volatility of the Company’s stock using available data and other factors. The risk-free interest rate is based on Canadian Treasury Instruments.  As the Company does not currently pay cash dividends on common stock and does not anticipate doing so in the foreseeable future, the expected dividend yield is zero. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected life of the options approximates the full term of the options.

[e] Common share purchase warrants

At September 30, 2008 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date
Series S Warrants	4,933,812	$0.45 to $1.70	October 14, 2008 – June 16, 2011
Series U Warrants	358,113	$0.46 to $0.53	December 16, 2008 – June 21, 2009
Series V Warrants	4,998,372	$0.35	October 3,2012 – January 18, 2013
Total	10,290,297

In June 2008 the Company entered into subscription agreements under a private placement including warrants to be issued with an exercise price of $0.35. Due to existing agreements, this resulted in a re-pricing of the 4,998,372 Series V Warrants from an exercise price of $1.06 to an exercise price of $0.35. This re-pricing has been recorded as an increase in Contributed Surplus of $544,763  and decrease in Share Capital of $544,763.

Summary of warrants exercised and issued during the nine month period ending September 30, 2008:

	Number of Common Shares Issuable
	at December 31, 2007	via Warrants Issued during the 9-month Period ending Sept 30, 2008	via Warrants exercised during the 9-month Period ending Sept 30, 2008	via Warrants cancelled during the 9-month Period ending Sept 30, 2008	at Sept 30, 2008	Exercise Price
Series Q Warrants	374,195	—	(374,195)	—	—	$0.20
Series R Warrants	500,000	—	(110,008)	(389,992)	—	$0.20
Series S Warrants	9,137,040	2,345,401	(75,000)	(6,473,629)	4,933,812	$0.45 to $1.70
Series U Warrants	946,348	—	—	(588,235)	358,113	$0.46 to $0.53
Series V Warrants	4,941,942	56,430	—	—	4,998,372	$0.35
	15,899,525	2,401,831	(559,203)	(7,451,856)	10,290,297

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2008 and 2007

(in U.S. dollars)

11. SHARE CAPITAL (CONT’D)

 [f] Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights (“SA Rights”) for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant. The SA Rights have vested as the Company achieved stock value targets as defined in the agreement.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

There were 300,000 SA Rights with an initial value of $0.40 outstanding at December 31, 2007 and September 30, 2008. These SA Rights will expire on December 31, 2008.

12. RELATED PART TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties.  The Company had the following transactions with related parties during the period:

a.

Consulting fees and salaries of $259,711 for the quarter (2007 - $520,815) have been accrued and paid to Directors (or companies controlled by Directors) of the Company.  Included in the amount above, is (recovery) of ($4,325) (2007 - $58,738) paid by stock based compensation.  For the nine month period ended September 30, 2008, consulting fees and salaries of $904,364 (2007 - $1,422,353) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $76,242 (2007 - $ 124,309) paid by stock based compensation.

b.

The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2008	2007
	$	$
Receivable
Due from directors and officers	—	41,191

Payable
Due to directors and officers	1,831,776	2,368,199

c.

As of September 30, 2008, the Company entered into loan agreements with directors and officers for $1,110,702 (2007 - $nil). The loans are due on demand and bear interest at 8% per annum (on the outstanding loan of $347,422) and at 23% per annum, the borrowing cost of the lender, (on the outstanding loan of $763,280). Effective October 1, 2008, all of these funds bear interest at 8%. (see also notes 8 and 15)

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September, 2008 and 2007

(in U.S. dollars)

13. SUPPLEMENTARY CASH FLOW INFORMATION

Components of changes in non-cash balances related to operations are:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$

Account receivable	100,296	200,441	50,896	333,849
Prepaid expenses and deposits	(157,291)	108,474	51,042	153,064
Accounts payable and accrued liabilities	700,867	(565,525)	2,860,306	1,513,432
	643,872	(256,610)	2,962,244	2,000,345

14. SEGMENTED FINANCIAL INFORMATION

In 2008 and 2007, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of its Fast Pyrolysis technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

All of the loss for the nine month periods ended September 30, 2008 ($7,111,023) and September 30, 2007 ($9,920,999) is attributable to the BioOil segment.

15. SUBSEQUENT EVENTS

a.

On October 24, 2008, the Company and Pendana Limited (“Pendana”) entered into a share purchase agreement where Pendana (the beneficial owner of one share representing 20% of Dynamotive Europe Limited (“DEL”)) agreed to sell the one share of DEL to the Company. The Company has agreed to purchase the share for the purchase price of £1. DEL becomes a wholly owned subsidiary of the Company upon execution of the agreement.

b.

On October 31, 2008, the Company entered into a secured convertible debenture facility with a director of the Company for a total of up to $1.6 million (Cdn$2 million) and to date a total of $1,136,375 (Cdn$1,382,400) has been advanced to the Company. Of these funds, Cdn$869,000 plus interest of approximately Cdn$24,000 was outstanding at September 30, 2008 (see note 8) and Cdn$513,400 has been advanced subsequent to September 30, 2008. This debenture has an interest rate of 8% and is due within 10 days of demand, made anytime from the date of the Company’s completion of current funding and/or receipt of certain government funds, whichever comes first, which are expected to occur in late 2008. The holder of the debenture has an option, at any time before repayment, to convert the principal and interest amount of the debenture or any portion thereof into Common Shares of the Company at the conversion price. The conversion price was established at a 15% discount to the market price (defined as the weighted average closing price of the Common Shares during the 5 day period prior to advancement of funds – the “Market Price”). In addition to the Common Shares issuable on conversion, the Company will also issue one-half of a three-year share purchase warrant per Common Share issued, exercisable at any time prior to the of expiry of the warrants at a price which is 125% of the Market Price.